Exhibit 99.1

May 29th, 2019

Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft decide Voluntary Acquisition Offer to Biofrontera AG Shareholders

The Management Board of Deutsche Balaton Biotech AG today decided, with the approval of the Supervisory Board, to make a voluntary purchase offer for up to 500,000 shares of Biofrontera AG (“Target Company”) together with DELPHI Unternehmensberatung Aktiengesellschaft (Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft hereinafter jointly referred to as “Bidders”). The acquisition of control is not intended.

After approval of the publication of the Offer Document by the German Federal Financial Supervisory Authority (“BaFin”), the Bidders will submit a voluntary purchase offer to the shareholders of Biofrontera AG for the acquisition of up to 500,000 shares of the Target Company in accordance with the legal requirements under the more detailed conditions to be disclosed in the Offer Document.

The Offer Document for the Voluntary Acquisition Offer will be published on the internet under

https://www.deutschebalatonbiotech.de/erwerbsangebot-biofrontera-2019 as well as by publication of a notice in the Federal Gazette (Bundesanzeiger) and by making print copies available free of charge. The voluntary purchase offer will be handled by a credit institution.

Heidelberg, May 29, 2019

German Balaton Biotech AG

DELPHI Management Consulting Aktiengesellschaft

Important note:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Biofrontera AG shares. The final provisions of the Offer as well as other provisions concerning the Offer will only be communicated after BaFin has approved the publication of the Offer Document in the Offer Document. Investors and holders of Biofrontera AG shares are strongly advised to read the Offer Document and all other documents related to the Offer as soon as they have been published, as they will contain important information.

The Voluntary Acquisition Offer will be published and implemented exclusively in accordance with the laws of the Federal Republic of Germany, in particular the WpÜG.